SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 ---------------

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                               GRAHAM CORPORATION
             (Exact Name of Registrant as Specified in Its Charter)


                DELAWARE                                         16-1194720
(State of Incorporation or Organization)                      (I.R.S. Employer
                                                             Identification no.)


20 FLORENCE AVENUE, POST OFFICE BOX 719,
          BATAVIA, NEW YORK                                         14020
(Address of Principal Executive Offices)                         (Zip Code)


If this form relates to the                If this form relates to the
registration of a class of securities      registration of a class of securities
pursuant to Section 12(b) of the           pursuant to Section 12(g) of the
Exchange Act and is effective              Exchange Act and is effective
pursuant to General Instruction            pursuant to General Instruction
A.(c), please check the following          A.(d), please check the following
box.  |_|                                  box.  |X|

Securities Act registration statement
file number to which this form relates:  NOT APPLICABLE
                                         (If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:


Title of Each Class                             Name of Each Exchange on Which
to be so Registered                             Each Class is to be Registered
-------------------                             ------------------------------
   NOT APPLICABLE                                       NOT APPLICABLE

Securities to be registered pursuant to Section 12(g) of the Act:

                         PREFERRED STOCK PURCHASE RIGHTS
                                (Title of Class)



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ITEM 1.           DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

In General.
----------

         On July 27, 2000, the board of directors of Graham Corporation (the "CORPORATION") (the "BOARD") declared a dividend of one preferred stock purchase right (the "RIGHT") for each outstanding share of common stock, par value TEN CENTS ($0.10) per share (the "COMMON STOCK"), of the Corporation. The dividend is payable on September 11, 2000 (the "RECORD DATE") to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Corporation one one-hundredth (1/100) interest in a share of Series A Junior Participating Preferred Stock, par value ONE DOLLAR ($1.00) per share (the "PREFERRED STOCK"), of the Corporation, at a price of FORTY-FIVE DOLLARS ($45.00) per one one-hundredth (1/100) interest in a share of Preferred Stock (the "PURCHASE PRICE"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement, as the same may be amended from time to time (the "RIGHTS AGREEMENT") dated as of July 27, 2000 between the Corporation and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (the "RIGHTS AGENT").

Distribution Date.
-----------------

         Until the date on which certain events take place (the "DISTRIBUTION DATE"), the Rights will be evidenced by, with respect to any Common Stock certificate outstanding on the Record Date, such Common Stock certificate with a copy of a summary of Rights attached thereto. The term "DISTRIBUTION DATE" means the earlier of (a) the twentieth (20th) "BUSINESS DAY" (any day other than a Saturday, a Sunday or a day on which banking institutions in the State of New York are authorized or obligated by law or executive order to close) following a public announcement that an individual, firm, corporation, partnership, limited liability company, joint venture, trust, association, unincorporated organization or other entity or any successor (by merger or otherwise) of such entity ("PERSON") or group of affiliated or associated Persons has acquired beneficial ownership of fifteen percent (15%) or more of the outstanding Common Stock (collectively, an "ACQUIRING PERSON") or (b) the twentieth (20th) Business Day (or such later date as may be determined by the Board) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a Person or group of affiliated or associated Persons of fifteen percent (15%) or more of such outstanding Common Stock.

Transfer of Rights and Certificates.
-----------------------------------

         The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after the Record Date upon transfer or new issuance of Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Stock outstanding as of the Record Date, even without such notation or a copy of this Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing


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the Rights (the "RIGHT CERTIFICATES") will be mailed to holders of record of the
Common Stock as of the close of business on the Distribution Date, and such separate Right Certificates alone will evidence the Rights.

Exercise Period.
---------------

         The Rights are not exercisable until the Distribution Date. The Rights will expire on the Final Expiration Date, unless the Final Expiration Date is extended, or the Rights are earlier redeemed by the Corporation. The term "FINAL EXPIRATION DATE" is defined in the Rights Agreement and generally means September 11, 2010.

Adjustments.
-----------

         (a) The Purchase Price payable, and the number of interests in shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for or purchase Preferred Stock at a price, or securities convertible into Preferred Stock with a conversion price, less than the then current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Stock) or of subscription rights or warrants (other than those referred to above).

         (b) The number of outstanding Rights and the number of one one-hundredth (1/100) interests in shares of Preferred Stock issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

         (c) With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least one percent (1%) in such Purchase Price. No fractional shares of Preferred Stock will be issued (other than fractions which are integral multiples of one one-hundredth (1/100) of a share of Preferred Stock, which may, at the election of the Corporation, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading day prior to the date of exercise.

Preferred Stock.
---------------

         (a) Interests in shares of Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Preferred Stock will be entitled to a minimum preferential quarterly dividend payment of ONE DOLLAR ($1.00) per share but will be entitled to an aggregate dividend of one hundred
(100) times the dividend declared per Common Stock. In the event of liquidation, the holders of the interests in shares of Preferred Stock will be entitled to a minimum preferential liquidation payment of ONE HUNDRED DOLLARS ($100.00) per share but will be entitled to an


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aggregate payment of one hundred (100) times the payment made per Common Stock.
Each share of Preferred Stock will have one hundred (100) votes, voting together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which Common Stock is exchanged, each share of Preferred Stock will be entitled to receive one hundred (100) times the amount received per share of Common Stock. These rights are protected by customary anti-dilution provisions.

         (b) Because of the nature of the Preferred Stock's dividend, liquidation and voting rights, the value of the one one-hundredth (1/100) interest in a share of Preferred Stock purchasable upon exercise of each Right should approximate the value of one (1) share of Common Stock.

Exercise of Rights for Common Stock.
-----------------------------------

         In the event that any Person becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be null and void), will thereafter have the right to receive upon exercise that number of shares of Common Stock having a market value of two (2) times the purchase price of the Right. In the event that the Corporation is acquired in a merger or other business combination transaction or fifty percent (50%) or more of its consolidated assets or earning power is sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current purchase price of the Right, that number of shares of common stock of the acquiring corporation that at the time of such transaction will have a market value of two (2) times the purchase price of the Right. In the event that there is not sufficient authorized but unissued shares of Common Stock or treasury shares to permit the exercise in full of the Rights, the Corporation is obligated to take all action as may be necessary to authorize additional Common Stock for issuance upon exercise of the Rights, or the Corporation may pay cash and/or other securities equal to the Purchase Price per Right.

Optional Exchange of Rights.
---------------------------

         At any time after a Person or group of affiliated or associated Persons becomes an Acquiring Person and prior to the acquisition by such Person or group of Persons of fifty percent (50%) or more of the outstanding Common Stock, the Board may exchange the Rights (other than Rights owned by such Person or group which have become null and void), in whole or in part, at an exchange ratio (subject to adjustment) of one (1) share of Common Stock per Right. At its option, the Board may substitute interests in shares of Preferred Stock (or shares of a class or series of the Corporation's preferred stock having equivalent rights, preferences and privileges) for Common Stock exchangeable for Rights at an initial rate (subject to adjustment) of one one-hundredth (1/100) interest in a share of Preferred Stock (or equivalent preferred stock) for each share of Common Stock.

Redemption of Rights.
--------------------

         At any time prior to the acquisition by a Person or group of affiliated or associated Persons of beneficial ownership of fifteen percent (15%) or more of the outstanding Common Stock, the Board may redeem the Rights in whole, but not in part, at a price of ONE CENT ($0.01) per Right


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(the "REDEMPTION PRICE"). Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate, and the only right of the holders of Rights will be to receive the Redemption Price.

Amendments.
----------

         The terms of the Rights may be amended by the Board without the consent of the holders of the Rights, including an amendment to lower the threshold for exercisability of the rights to not less than the largest percentage of the outstanding Common Stock then known to the Corporation to be beneficially owned by any Person or group of affiliated or associated Persons, provided that from and after such time as any Person becomes an Acquiring Person, the terms of the Rights may be amended only by resolution of the Board.

Rights Prior to Exercise.
------------------------

         Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Corporation, including, without limitation, the right to vote or to receive dividends.

Documents and Effect of this Summary.
------------------------------------

         A copy of the Rights Agreement specifying the terms of the Rights (including as Exhibit B the Form of the Rights Certificate) is filed as an exhibit to this Registration Statement and is incorporated herein by reference. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement.

ITEM 2.           EXHIBITS.

         The following exhibits are filed as part of this Registration
Statement:


   EXHIBIT NO.                                                DESCRIPTION
   -----------                                                -----------

       99.1 Certificate of Designations, Preferences and Rights of Series A Junior Participating Preferred Stock (included as EXHIBIT A to the Rights Agreement filed herein as Exhibit 99.3)

       99.2 Form of Right Certificate (included as EXHIBIT B to the Rights Agreement filed herein as Exhibit 99.3)

       99.3 Rights Agreement, dated as of July 27, 2000, between Graham Corporation and ChaseMellon Shareholder Services, L.L.C.

       99.4         Press Release, dated July 28, 2000



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                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                                 GRAHAM CORPORATION


                                   By: /s/ William A. Smith, Jr.
                                       -------------------------
                                       Name:  William A. Smith, Jr.
                                       Title: Vice President and General Counsel


Dated:  September 15, 2000